SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 16)

Biosite Incorporated

(Name of Subject Company)

Biosite Incorporated

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

090945 10 6

(CUSIP Number of Class of Securities)

Kim D. Blickenstaff

Chairman and Chief Executive Officer

Biosite Incorporated

9975 Summers Ridge Road

San Diego, California 92121

(858) 805-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With copies to:

David B. Berger, Esq.	Frederick T. Muto, Esq.
Vice President, Legal Affairs	Jason L. Kent, Esq.
Biosite Incorporated	Cooley Godward Kronish LLP
9975 Summers Ridge Road	4401 Eastgate Mall
San Diego, California 92121	San Diego, California 92121
(858) 805-2000	(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 16 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Biosite Incorporated, a Delaware corporation (“Biosite”), with the Securities and Exchange Commission (the “SEC”) on April 2, 2007, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14 and Amendment No. 15 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Biosite with the SEC on April 5, 2007, April 10, 2007, April 10, 2007, April 16, 2007, April 17, 2007, April 18, 2007, April 20, 2007, April 24, 2007, April 25, 2007, April 26, 2007, April 26, 2007, April 30, 2007, May 2, 2007, May 8, 2007 and May 10, 2007, respectively (the Schedule 14D-9, as previously filed with the SEC and as the same has been or is amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer made by Louisiana Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Beckman Coulter, Inc. (“Beckman”), disclosed in a Tender Offer Statement on Schedule TO, dated April 2, 2007 (as the same has been or is amended or supplemented from time to time), to purchase all of the outstanding shares of common stock, $0.01 par value per share, of Biosite at a purchase price of $90.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 2, 2007 (as the same has been or is amended or supplemented from time to time), and in the related Letter of Transmittal. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following at the end of Item 8:

In the afternoon of May 10, 2007, Biosite issued a press release announcing that the Biosite Board, after consultation with its financial and legal advisors, has determined that the offer set forth in the letter received from Inverness on May 9, 2007 (the “Revised Inverness Offer”) is reasonably likely to lead to a superior proposal as defined in the Merger Agreement. Based in part on this determination, the Biosite Board has authorized Biosite to engage and participate in discussions and negotiations with, and to provide non-public information to, Inverness. Pursuant to the terms of the Merger Agreement, Biosite must provide Beckman with at least 48 hours notice prior to initially engaging in discussions or negotiations with or initially furnishing non-public information to Inverness in response or with respect to the Revised Inverness Offer. Also on May 10, 2007, Biosite provided Beckman with the appropriate notice that would start the 48-hour notice period.

The Biosite Board, together with its financial and legal advisors, will continue to evaluate all aspects of the Revised Inverness Offer. While the Biosite Board has determined that the Revised Inverness Offer is reasonably likely to lead to a superior proposal, the Biosite Board has not at this time determined that the Revised Inverness Offer constitutes a superior proposal. The Biosite Board has not approved, endorsed or recommended the Revised Inverness Offer. Moreover, the Biosite Board has not withdrawn, qualified, modified, changed or amended its recommendation with respect to the Offer by Beckman and the Purchaser, and the Merger Agreement remains in effect.

Item 9.

Exhibit No.	Description

(a)(1)(JJ)	Press Release issued by Biosite Incorporated on May 10, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOSITE INCORPORATED

By:	/s/ Kim D. Blickenstaff
Name:	Kim D. Blickenstaff
Title:	Chairman and Chief Executive Officer

Dated: May 10, 2007